Woodmen Financial Services, Inc.

Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) all customer transactions cleared through another broker dealer on a fully disclosed basis.